SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 4th, 2005
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 4th, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn, Chief Financial Officer

Press Release
26 September 2005
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François de Varenne is appointed
SCOR Group Director for Asset Management and Corporate Finance
François de Varenne has been appointed SCOR Group Director for Asset Management and Corporate Finance, with effect from 3 October 2005. He will be in charge of asset allocation, treasury management and cash flow strategy, ALM policy, and relations with credit institutions and investment banks.
Aged 38 and a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, François de Varenne holds a PhD in Finance and is an actuary with a diploma from the Institut de Science Financière et d’Assurances (ISFA). François de Varenne joined the Féderation Française des Sociétés d’Assurances (FFSA) in 1993, where he was appointed Head of the Economic and Financial Affairs Department. In London from 1998, he was successively an Insurance Strategist with Lehman Brothers, Vice-President at Merrill Lynch in charge of asset management solutions and structured transactions, specialising in insurance and reinsurance companies, before becoming Vice-President at Deutsche Bank. He has been Managing Partner at Gimar France & Cie since 2003.
François de Varenne is the author of several books and publications, including Insurance, from Underwriting to Derivatives: Asset Liability Management in Insurance Companies; John Wiley & Sons, 2001 (et al.); The Fisherman and the Rhinoceros: How International Finance Shapes Everyday Life; John Wiley & Sons, 2000 (et al.); La Mondialisation Financière: Enfer ou Paradis?; Economica, 1999 (et al.); Options, Futures, and Exotic Derivatives: Theory, Application and Practice; John Wiley & Sons, 1998 (et al.).
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2005 timetable
Third quarter 2005 results	3 November 2005
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.